RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

February 5, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: H. Christopher Owings, Mara Ransom, and Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Registration Statement on Form S-1
Filed November 7, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 17, 2008
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 7, 2008
File No. 333-155241

Dear Mr. Owings, Ms. Ransom, and Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 10, 2008.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

General

1.
We note that you filed a Form 8-K on August 22, 2008 indicating that you filed a Certificate of Amendment of your Certificate of Incorporation increasing the total number of shares of all classes of capital stock which you have authority to issue to 120,000,000 shares, of which 20,000,000 shares are preferred stock, par value $.0001 per share, and 100,000,000 shares are common stock, par value $.0001 per share.  We also note that effective September 5, 2008 you changed your name to Premier Power Renewable Energy, Inc.  It does not appear that you filed an Information Statement on Schedule 14C in relation to either of these events.  Please discuss why these events were not disclosed pursuant to Regulation 14C under the Securities Exchange Act of 1934.

Response:  The Company is not subject to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or to the requirements of Regulation 14C, as promulgated thereunder, as the Company initially registered shares of its common stock under the Securities Act of 1933, as amended (the “Securities Act”) (via registration statement on Form SB-2, which was declared effective on December 19, 2007), and none of the Company’s securities are currently registered pursuant to Section 12 of the Exchange Act.  Please see our response to Staff Comment #72.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

2.
We note that you filed a Form 8-K on September 11, 2008 indicating that Dean R. Marks and Miguel de Anquin were appointed as members of your board of directors, and Haris Tajyar, Omar Tajyar, and Miki Antunovich resigned as members of your board of directors.  With respect to this change in a majority of your directors, please discuss how you complied with the requirements of Rule 14f-1 under the Securities Exchange Act of 1934.

Response:  As discussed above, the Company is not subject Section 14 of the Exchange Act and to the requirements of Rule 14f-1, as promulgated thereunder, as none of the Company’s securities are currently registered pursuant to Section 12 of the Exchange Act.  Please see our response below to Staff Comment #72.

Our Business, page 3

Financing Transaction, page 3

3.
We note that you issued a total of 3,500,000 units for an aggregate purchase price of $7,000,000 whereby each unit consisted of one share of your Series A Convertible Preferred Stock, one-half of one Series A Warrant, and one-half of one Series B Warrant.  Citing authoritative accounting guidance, please tell us how you accounted for the following items:

•
Tell us how you allocated the proceeds of the Series A Preferred Stock between the detachable warrants and the convertible preferred stock.  Ensure your response addresses how your allocation method complies with the requirement in paragraph 5 of EITF 00-27 that you allocate the proceeds to the warrants and the convertible preferred stock on a relative fair value basis.

•
Tell us how you determined that a beneficial conversation feature was not necessary under EITF 98-5 and/or EITF 00-27.  Provide us with your calculation of the effective conversation price for the convertible preferred stock issuance and the related accounting treatment.  Ensure your allocation to the conversion feature takes into consideration the effective, as opposed to stated, conversion rate of the preferred stock.

•
Tell us how you treated any discounts on your preferred stock issuance, such as the value assigned to the detachable warrants and, if applicable, the beneficial conversion feature.  Please tell us the method you use to accrete these discounts, the period over which they are being accreted, and clarify if the accretion was reflected as a reduction of net income available to common shareholders in your EPS calculations.

Response:  The Company has revised the financial statements to give effect to the allocation of the proceeds between the detachable warrants and the convertible preferred stock using the relative fair value method in accordance with paragraph 5 of EITF 00-27.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

In evaluating whether a beneficial conversion feature was associated with the Series A Convertible Preferred Stock, the Company gave consideration to the recorded amount associated with the convertible preferred stock (without regard to issuance costs), including the effect of the discount related to the detachable warrants, the effective conversion ratio, and the estimated fair value of the underlying common stock based upon an independent valuation.  A summary calculation involving these components follows:

Proceeds allocated to convertible preferred stock	$5,206,013
Common shares to be issued upon conversion	3,500,000
Calculated effective conversion price	$1.49 per share
Estimated fair value of common stock	$.42 per share

Based on the above data, the Company determined that no beneficial conversion feature was associated with the Series A Convertible Preferred Stock as the effective conversion price is greater than the estimated fair value of the common shares.

With respect to the value assigned to the detachable warrants, the Company does not believe that a discount is subject to accretion, unless the assignment results in a beneficial conversion feature.  As noted above, we do not believe that the allocation of proceeds between the warrants and the convertible preferred stock resulted in a beneficial conversion feature, and, thus, no accretion has been recorded.

Risk Factors, page 6

4.
We note on page 6 you state that your limited operating history makes it difficult to evaluate your business.  The “Business” section of your filing indicates that you have operated in various forms since 2001.  In light of this information, please discuss why you consider this time period to constitute a “limited operating history” that makes it difficult to evaluate your business.

Response:  The Company has a short operating history as a public company, and Bright Future and Premier Power Spain have limited operating histories.  We have revised the risk factor on page 6 of Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (the “Amended S-1”) accordingly.

5.
Many of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows.  For example, you use the subheadings “Unexpected business interruptions could adversely affect our business”, “We may need to obtain additional debt or equity financing to fund future capital expenditures and to meet working capital requirements” and “Our corporate actions are substantially controlled by our principal stockholders.”  Please revise your subheadings and explain why the risk is one of which investors should be made aware.  As a general rule, your subheadings should work only in this prospectus.  If they are readily transferable to other companies’ offering documents, they are probably too generic.

Response:  We have revised certain subheadings of our risk factors accordingly on pages 6 through 18 of the Amended S-1.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

6.
Mitigating language is generally not appropriate for risk factor discussion.  See the risk factor on page 11, “We may be subject to unexpected warranty expenses or service claims…”  Please delete the statement of belief that the company maintains a warranty reserve for potential warranty or service claims and that you have not had material warranty claims in the past or remove the risk factor altogether if it does not constitute a material risk of which investors should be aware.  This comment also applies to several other risk factors, including “Our competitive position depends in part on maintaining intellectual property protection.”

Response:  We have removed the two risk factors described above from pages 10 and 11 of the Amended S-1.

7.
Elaborate upon your risk factor on page 9 that discusses the “particularly lengthy sales cycles” that you are subject to in “some markets.”  Explain what those markets are and why they are subject to sales cycles that differ from your other markets.

Response:  The reference to “some markets” is to the Company’s commercial and government customers.  We have revised the risk factor on page 9 of the Amended S-1 accordingly, and we believe the risk factor now explains why such customers were subject to sales cycles that differ from the Company’s other customers.

8.
We note your indication in your risk factor on page 15 that “it may not be possible to effect service of process within the United States or in Spain against [you] or upon [y]our executive officers or directors.”  It’s not clear to us why you believe that service of process may be difficult within the United States or with respect to your officers and directors, considering they are based here in the United States.  Please advise or revise.

Response:  The Company does not believe service of process may be difficult within the United States, and we have revised the risk factor accordingly on page 15 of the Amended S-1.

9.
We note that the risk factor on page 16 appears to include several distinct risk factors relating to the public market for your securities, the volatility of your securities and penny stock issues.  Please revise this risk factor to either explain the connection between these issues or, if appropriate, separate these concepts into distinct risk factors.  Also, this risk factor states that you “do not rule out the possibility of applying for listing on a national exchange,” which does not seem to agree with the immediately following risk factor which states that you intend to apply to list on the NASDAQ Stock Market “[a]s soon as reasonably practicable.”  Please revise or advise why you believe these disclosures are consistent.

Response:  We have isolated the distinct issues addressed by such risk factor into separate risk factors on page 16 of the Amended S-1 and made appropriate revisions.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

10.
The discussion of your risk factors sometimes does not adequately explain how the risk affects the issuer or the securities being offered as required by Item 503(c) of Regulation S-K.  For example, in the second risk factor on page 15 you disclose that you may not meet the NASDAQ listing standards, but your discussion does not explain how this would affect the issuer or the securities being offered.  Please revise this risk factor to explain the affect of not meeting the NASDAQ listing standards.  Also, please ensure that all of your risk factors explain how the risk affects the issuer or the securities being offered.

Response:  We have revised certain risk factors accordingly on pages 6 through 18 of the Amended S-1.

11.
Ensure that the disclosure in each risk factor you include actually describes a material risk.  For example, the second risk factor on page 17 under “Past activities of our company and affiliates may lead to future liability for our company…” does not actually describe a material risk so much as state that liabilities from your prior business, which you have not discussed here, may have a material adverse effect on the company but you do not state why.  Please revise and consider the application of this comment to all of your risk factors.

Response:  We have revised certain risk factors accordingly on pages 6 through 18 of the Amended S-1.

12.
The first full risk factor on page 18 and fifth risk factor on page 15 appear to significantly overlap.  Also, the last risk factor on page 17 appears to be duplicative in some respects with a portion of the first risk factor on page 15.  Please revise or advise why you do not believe these risk factors are duplicative.

Response:  The last risk factor on page 17 and the first full risk factor on page 18 of the Amended S-1 have been removed.

13.
We note on page 26 you state that Solar Power Partners represented 15% of your total sales in 2007 and that no other direct customer represented more than 5% of your annual sales.  The notes to your combined financial states further disclose that one customer accounted for 30% of your revenues for the six months ended June 30, 2008. Please revise your risk factors to disclose the risk related to your reliance on a limited customer base, or discuss why you do not believe such a risk exists.

Response:  The Company believes there is no risk related to its reliance on a limited customer base because the Company’s marketplace is dynamic and constantly changing, allowing multiple new customers for multiple market segments.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Use of Proceeds, page 19

14.
We note that you will be receiving proceeds from the exercise of the warrants and options to purchase shares, the underlying shares of which are being registered at this time.  Please disclose your intended use of proceeds of these securities.

Response: The Company intends to use the proceeds from the exercise of the warrants for working capital and capital expenditures.  We have made such disclosure on page 19 of the Amended S-1.  As discussed more fully below in our response to Staff Comment #15, the options were not issued by the Company, and, thus, the Company will receive no proceeds from the conversion of such options.

Selling Securities Holders, page 19

15.
We note your indication in the Prospectus Summary that you issued 24,218,750 shares of common stock to the PPG owners.  In an appropriate place in your prospectus, such as the Recent Sales of Securities section, please explain under what circumstances the remaining 1,800,000 shares were issued considering you have 26,018,750 shares of common stock currently outstanding.  Please also explain how Vision Opportunity Master Fund came to acquire the 2,178,000 shares reflected in the “Securities Beneficially Owned Prior to Offering” column of your table and the Option to purchase 1,600,000 shares of common stock.

Response:  On August 29, 2008, which was prior to the Company’s reverse merger that closed on September 9, 2008, the Company effected a 26-for-1 forward stock split of its 1,048,000 outstanding shares of common stock.  The outstanding number of shares of common stock on a post-forward split basis was 27,248,000 shares.  In connection with and immediately prior to the reverse merger transaction, Vision Opportunity Master Fund Ltd. (“Vision”) cancelled 25,448,000 shares of the Company’s common stock, leaving the Company with a total of 1,800,000 shares of common stock outstanding (of which Vision owned 578,000 post-cancellation) immediately prior to the reverse merger transaction.  As explained more fully in the Prospectus Summary and also in the paragraph titled “Business” on page 21 of the Amended S-1, the Company then issued 24,218,750 shares of common stock to the PPG Owners at the closing of the reverse merger transaction, and thus as a result, the Company had 26,018,750 shares of common stock outstanding immediately after the closing of the reverse merger. Thus, the issuance of the “remaining” shares of common stock on a pre-split basis is described in the last two paragraphs under Item 15 of Part II of the Amended S-1.

Vision acquired 1,001,000 shares (26,026,000 on a post-forward split basis) of its 2,178,000 shares of common stock on August 18, 2008 from Haris Tajyar, Omar Tajyar, and Miki Antunovich, the Company’s directors and officers prior to the reverse merger transaction, approximately 978,770 shares (exactly 25,448,000 shares on a post-forward split basis) of which were cancelled in connection with the reverse merger transaction, thus leaving Vision with 578,000 shares of common stock immediately after the reverse merger.  Vision acquired the remaining 1,600,000 of the 2,178,000 shares of common stock and the option to purchase 1,600,000 shares of common stock (the “Private Option”) in a privately-negotiated transaction with other stockholders of the Company.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

16.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, specifically discuss how you determined to register 120% of the shares held by the selling security holders and why you believe this amount is appropriate, considering we note that the Late Registration Shares do not total this amount.  Please refer to the Securities Act Rules interpretation found at B.77 of the Publicly Available Telephone Interpretations at www.sec.gov.

Response:  We added a description of each specific group of securities the Company seeks to register on page 19 of the Amended S-1.  The Company is required to register 120% of the shares held by the selling security holders pursuant to Section 2(a) of the Registration Rights Agreement between the Company, Genesis Capital Advisors, LLC, and Vision Opportunity Master Fund, Ltd. dated September 9, 2008, as amended by the First Amendment to Registration Rights Agreement between the same parties dated October 31, 2008.  As stated in the Registration Rights Agreement, an additional 20% of such shares are being registered to accommodate possible issuances pursuant to anti-dilution provisions of the Series A Convertible Preferred Stock and Series A and Series B Warrants.

Business, page 22

Financing Transaction, page 22

17.
We note that you are registering the sale of 14,136,718 shares.  Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders – such as Vision – as an underwriter.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•	The relationship of both selling shareholders to the company, including an analysis of whether either selling shareholder is an affiliate of the company;

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities;

•	The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as the option) upon conversion or exercise;

•	Whether or not either of the selling shareholders is in the business of buying and selling securities; and

•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Response:  Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities that are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the selling security holders is acting on behalf of the Company.  Rule 415(a)(4) applies if the offering is “by or on behalf of the registrant.”  The Company submits that, notwithstanding the number of shares included for registration, the offering is a secondary offering that is not made by or on behalf of the Company, and no selling security holder should be deemed to be acting as an underwriter for the Company.  As described more fully below, the majority of the shares being registered underlie the Series A Convertible Preferred Stock (“Series A Preferred Stock”) and the Warrants that the Company issued to Vision in connection with a financing (the “Financing”) that accompanied and which was a condition to the closing of a reverse merger transaction with a shell company and shares that underlie the Private Option that was also issued to Vision.  Further, although these securities contain customary anti-dilution provision under which, among other things the conversion price of the Series A Preferred Stock and the exercise price of the Warrants adjust if the Company  issues or is deemed to have issued Common Stock at a price below the then existing conversion or exercise price, as the case may be, neither the Series A Preferred Stock, the Warrants nor the Private Option are “toxic” securities such as the “death spiral” convertible securities or equity lines which feature “at the market” conversions of issuances or involve floating conversion or exercises prices.

Each of the selling security holders is acting on its own behalf and not on behalf of the Company. Each of the selling security holders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling security holders purchased the shares for investment purposes, for their own account, not with a view to or for distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities laws. There are no indicia that any of the selling security holders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of the Company, none of the selling security holders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings, or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Because none of the selling security holders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Item D.29 of the Commission’s Manual of Publicly Available Telephone Interpretations sets forth six factors that an issuer should analyze to determine the application of Rule 415.  That item provides in relevant part as follows:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

All of the shares of Common Stock, including the Common Stock issuable upon conversion of the Series A Preferred Stock, being registered by the Selling Stockholders pursuant to the Registration Statement, were acquired by the Selling Stockholders either in connection with (i) the share exchange transaction the Company and all of its pre-Merger stockholders entered into with Premier Power Renewable Energy, Inc., a California corporation and the Company’s current wholly owned subsidiary (“Premier Power California”) on September 9, 2008 (the “Merger”) in which Genesis, as a pre-Merger stockholder of Premier Power California, received 1,580,598 in exchange for its stockholdings in Premier Power California; (ii) the $7,000,000 private placement by the Company on September 9, 2008 (the “Financing”) of (A) 3,500,000 shares of Series A Preferred Stock, with each share of Series A Preferred Stock being initially convertible into one share of Common Stock, (B) a warrant issued to Vision to purchase 1,750,000 shares of Common Stock at an exercise price of $2.50 per share, (C) a warrant issued to Vision to purchase 1,750,000 shares of Common Stock at an exercise price of $3.00 per share (collectively the “Warrants”), pursuant to which investors invested an aggregate of approximately $7 million in the Company; or (iii) a privately negotiated sale of 1,600,000 shares of Common Stock (“Private Shares”) and an option to purchase 1,600,000 shares of Common Stock (“Private Option”) between Vision and other Company stockholders on October 31, 2008.  All of the Selling Stockholders, therefore, have held their Common Stock or Series A Preferred Stock for approximately four months without the ability to sell such securities on the open market, other than the Common Stock and Option purchased by Vision on October 31, 2008 and which securities Vision has thus held for over two months.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

All of the shares of Common Stock issued in connection with the Merger and all of the shares of Series A Preferred Stock that were issued in connection with the Financing, were issued in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act. All of the terms of the Financing, including without limitation, the purchase price of the Series A Preferred Stock and the resale registration rights related thereto, were established in arms’ length negotiations between the parties. All of the Private Shares and the Private Option were sold in a private transaction pursuant to Section 4 of the Act by a person other than the issuer and not involving a public offering.  Both of these transactions have been completed and are not ongoing. The Selling Stockholders’ purchase price for shares of Series A Preferred Stock issued in the Financing was fully committed, at market risk and irrevocably paid at the closing of the Financing.  In addition, at the time the shares of Series A Preferred Stock were issued by the Company in the Financing, the purchasers of such Series A Preferred Stock, including Selling Stockholders, could not realistically, after such purchasers paid for and acquired shares of Series A Preferred Stock, immediately convert and sell those securities in the public markets because the Company’s common stock, which is quoted on the OTC Bulletin Board, had (and continues to have) a very limited trading volume of the Company’s Common Stock (average daily trading volume since the closing of the Financing to January 16, 2009 is approximately 2,537 shares per day).  All of the shares of preferred stock and also the common stock currently held by Vision and Genesis that are being registered are required to bear restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Securities Act.

The Company has also analyzed the following relevant factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).   The Company’s analysis of the relevant five factors is set forth below:

•	The relationship of both selling shareholders to the company, including an analysis of whether either selling shareholder is an affiliate of the company.

Vision was the former majority stockholder of the Company during the period from August 18, 2008 when Vision purchased the majority of the equity ownership in the Company from the Company’s previous majority holders until September 9, 2008 when Vision entered into a share exchange agreement with the Company, Premier Power California, and the stockholders of Premier Power California, the closing of which was concurrent with the cancellation of 25,448,000 shares of common stock held by Vision.  Also concurrent with the share exchange transaction, Vision was the sole investor in the Company’s Financing and beneficially holds 9.99% of the Company’s outstanding shares of common stock.

Genesis is a consultant to the Company, providing consulting services in connection with the day-to-day business of the Company, growth strategy, and potential mergers, acquisitions, and other business opportunities.  The scope of Genesis’ services to the Company, however, does not include management of the Company.  A copy of the consulting agreement between the Company and Genesis was filed as Exhibit 10.19 to the Company’s Current Report on Form 8-K filed with the Commission on September 11, 2008.  Genesis also holds 6.1% of the Company’s outstanding shares of common stock, which it received as a result of the Merger because it was a pre-Merger shareholder of Premier Power California that participated in the share exchange.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

The definition of an “affiliate” is found in Rule 405 of the Securities Act which states, “(a)n ‘affiliate’ of, or person ‘affiliated’ with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

The concept of “control” has been the subject of judicial and administrative opinions.  The power of control can come from stock ownership, management responsibility, or business or personal relationships.  The Commission has stated that a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether the person is a control person.  One must determine if the person has the means, direct or indirect, to direct or cause the direction of the management and policies of the issuer, whether through the ownership of voting securities, by contract, or otherwise.

In the reasonable determination of the Company, neither Vision nor Genesis is an affiliate of the Company.  Neither, and none of either of its natural control persons, are officers or directors of the Company or affiliated with officers or directors of the Company, nor do they have the ability to exert control or influence over officers or directors of the Company through relationships or otherwise.  None of Vision’s principals have a close personal or business relationship with the Company’s management, and the business relationship between Genesis’ principals and the Company’s management is limited to the scope of Genesis’ consulting duties under the consulting agreement between the Company and Genesis.  There are no agreements in place to appoint members chosen by either Vision or Genesis to the Board, to control voting by either Vision or Genesis of certain issues, or to provide Vision or Genesis with blocking rights on corporate actions.

The mere fact of derivative share ownership in excess of 10% of the Company’s outstanding shares of common stock does not, in the Company’s determination, cause such a holder to be an affiliate of the Company.  Vision’s ability to convert or exercise any of its derivative securities is limited to the extent that such conversion or exercise would cause Vision’s beneficial ownership to exceed 9.99% of the outstanding shares of the Company’s common stock immediately after giving effect to the issuance of shares of common stock upon conversion or exercise.  As Vision may waive this limitation upon 61 days’ notice to the Company, even if Vision did convert or exercise a sufficient amount of its derivative securities resulting in Vision’s holdings exceeding 10% of the Company’s outstanding shares of common stock, Vision does not have control over the Company or its management for the reasons stated in the previous paragraph.

The absence of any affiliates among the selling security holders supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities.

If the closing price on the Over-the-Counter Bulletin Board on February 4, 2009 of $4.00 is used to determine value per share, then the total value of the shares being registered for the selling security holders is $56,546,872.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

The paragraphs below describe the proceeds that the Company received or will receive from the selling security holders for the securities to be registered (excluding fees or other payments):

-
Vision was issued 3,500,000 shares of Series A Converted Preferred Stock, 1,750,000 Series A Warrants, 1,750,000 Series B Warrants in exchange for $7,000,000 in the Financing that closed on September 9, 2008.

-
Upon Vision’s cash exercise of the Series A Warrants (exercise price: $2.50 per share) and Series B Warrants (exercise price: $3.00 per share), the Company would receive additional net cash of approximately $9,625,000.

-	Genesis was issued 1,580,598 shares of common stock in exchange for 100% of its holdings in Premier Power California in connection with the Merger that closed on September 9, 2008.

-
Vision received 1,600,000 shares of common stock (“Private Shares”) and an option to purchase up to 1,600,000 shares of common stock (“Private Option”) in a privately-negotiated transaction from other Company stockholders.  The Company did not receive any proceeds from the sale of the Private Shares and it will not receive any proceeds from the exercise of the Private Option.

Although the sum of consideration received by the Company from the selling security holders plus the consideration to be received by the Company upon a cash exercise of the Series A Warrants and Series B Warrants by Vision is currently less than the approximate value of the shares being registered based on the Company’s current closing stock price (including shares underlying warrants), we believe such information would be misleading to investors.  We believe that because of the time that has elapsed since the concurrent closing of the Financing and Merger, the current value of the Company’s common stock is not comparable to the value of the securities sold in the private placement.  At the time of the sale of the Series A Preferred Stock and Warrants, there was no closing price for the Company’s common stock as there was no active market for the stock on Financing’s closing date.  Although the market responded positively to the Financing and proceeds from the Financing improved the Company’s liquidity and enhanced its ability to fund its ongoing operations to the benefit of all shareholders of the Company, the selling security holders have and continue to bear full market risk of their fully paid investments in the Company’s securities.  Further, even after the registration statement becomes effective, market factors, including the price and demand for the registered shares, would limit the selling security holders’ ability to dispose of such shares at an adequate prices or quantity, if at all.  Also, the limits as to the maximum amount of shares that Vision may hold at any one time will slow any attempted sale of the shares. As a result, the selling security holders bear real and significant market risk for the Shares in a manner inconsistent with a primary offering. This supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i) and shows the selling security holders are acting as long-term investors and not as underwriters.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

•	The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as the options) upon conversion or exercise.

The Series A Warrants are exercisable at an exercise price of $2.50 per share, and the Series B Warrants are exercisable at an exercise price of $3.00 per share.  These exercise prices are subject to adjustments for stock dividends and splits, subsequent equity sales, subsequent rights offerings, pro rata distributions, fundamental transactions, and milestones.  These exercise prices, however, are not subject to adjustment based upon the trading or market price of the stock, and, accordingly, there is no discount to the future market price.  The lack of any variable exercise feature or market price reset feature further supports a finding that Vision is bearing the market risk of fluctuations in the stock price and therefore supports the conclusion that Vision is not acting as an underwriter conducting a primary offering on behalf of the Company.  Further, although the conversion price of the Series A Preferred Stock and both the exercise price of the Warrants were less than the closing price of the Company’s Common Stock on January 16, 2009, the conversion price and the exercise prices reflect the results of the full negotiation of the terms of the Series A Preferred Stock and the Warrants which provide for mandatory conversion and forced exercise, respectively as described below.  Upon a “Qualified Public Offering” of the Company’s common stock, which is defined as (i) a firm-commitment underwritten public offering for gross proceeds of not less than $25,000,000 and a public offering price of not less than $4.00 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date) or (ii) a listing of the Company’s common stock on any level of the Nasdaq Stock Market, the then outstanding Series A Preferred Stock will automatically convert into common stock at the conversion price then in effect.   In addition, if there is an effective registration statement covering the shares underlying the Warrants and the VWAP of the Company’s common stock exceeds 200% of the then effective exercise price of the Warrants for 30 consecutive trading days, then on the 41st day following the end of such period any remaining Warrants for which a notice of exercise was not delivered shall no longer be exercisable and shall be converted into a right to receive $.001 per share.  The Company believes that this mandatory call provision limits the discount at which the shareholders may purchase the underlying shares upon conversion or exercise.

With regards to the option, such option was not issued by the Company but rather from a stockholder of the Company as discussed in response to Staff Comment #15 above.

•	Whether or not either of the selling shareholders is in the business of buying and selling securities.

Neither Vision nor Genesis are in the business of underwriting securities, nor acting as a broker dealer or investment advisor and both have represented to the Company that they were acquiring the Company’s securities each of their own accounts for investment purposes and with no present intention to distribute or resell any of the securities in violation of the Securities Act or any applicable state securities laws.  One of Genesis’ principals, however, is a registered representative with the firm GT Securities, Inc.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons provided above under each of the other factors, the Company believes that the selling security holders do not appear to act as a conduit for the Company.  Further, Vision is an investor in the Company and made an independent investment decision during the Financing and the privately-negotiated transaction in which it acquired Company securities from other stockholders of the Company, and Genesis’ acquisition of Premier Power California’s common stock, which was later exchanged for shares of the Company’s common stock in the Share Exchange, was also an independent investment decision it made during a privately negotiated transaction (as discussed in further detail in our response to Staff Comment #59).

In concluding our response to Staff Comment #17, we acknowledge that the Company’s proposed registration of 14,136,718 common shares exceeds the current public float of the Company’s issued and outstanding common stock. We do not, however, concede that the Company is registering an excessive number of shares.  The selling security holders are not acting as a conduit for the Company.  The selling security holders acquired their securities in bona fide private placement or private transactions negotiated at arms’ length for investment purposes, and they have represented that they were not acquiring such securities with the purpose or intent of effecting a distribution in violation of the Securities Act.  The number of shares of common stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants and Private Option are fixed as these securities do not have floating conversion or exercise prices that could effectively eliminate all market risk to the selling security holders.  The Company will receive no proceeds from the sale of the shares underlying the Series A Preferred Stock or the Private Option, and, although it may receive money from the sale of the common stock underlying the Warrants, it would only do so under circumstances in which the exercise price was less than the market price of the underlying common stock and therefore less than the price at which it could presumably sell the same number of securities for more money in a separate transaction.  As is customary in these PIPE transactions, the investors received registration rights.  The registration rights received by Vision here, however, are substantially similar to comparable rights in similar transactions for which registration of shares has been allowed.  Further, the number of shares we are seeking to register should also be viewed in the context in which it was issued, which was in conjunction and concurrent with a reverse merger transaction.  We understand that the Staff has previously recognized that in reverse merger transactions, where there is an exceedingly small public float and a relatively high multiple of the public float sold in a concurrent transaction, such transactions do not present the same abusive concerns as transaction involving the issuance of securities with variable conversion ratios.  We further understand that the Staff has previously indicated a willingness to view concurrent reverse merger and PIPE transactions differently than other PIPE financings transactions and allow greater flexibility in registering the shares that were issued in conjunction with a reverse merger.  With these reasons, we request registration of the 14,136,718 shares.

Based on all the facts, circumstances, and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

18.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred stock, warrants and options that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants and options).

Response:  The table below lists the dollar value of the shares of common stock underlying the Series A Convertible Preferred Stock, Series A Warrants, Series B Warrants, and options that are being registered for resale, based on the market price per share of the Company’s common stock on the date of sale of each such derivative security.  We have included information regarding the Private Option that was also purchased by Vision in a privately-negotiated sale on October 31, 2008 from other Company stockholders but note that the Company will receive no proceeds from the exercise of the Private Option.

Date of Sale	Derivative Security	Number of Underlying Shares of Common Stock	Market Price Per Share on Date of Sale	$ Value of Underlying Shares of Common Stock

Sept. 9, 2008	Series A Convertible Preferred Stock	3,500,000	$0	$0

Sept. 9, 2008	Series A Warrant	1,750,000	$0	$0

Sept. 9, 2008	Series B Warrant	1,750,000	$0	$0

Oct. 31, 2008	Options (1)	1,600,000	$3.30	$5,280,000

			TOTAL	$5,280,000

(1)
The 1,600,000 options were not issued by the Company, but, rather, from stockholders of the Company.  Such options are included in this table because the shares of common stock underlying the options are also being registered.

There was no market price per share on the date of the Financing because no active trading market for the Company’s common stock existed until September 15, 2008.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

19.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the warrants on the date of the sale of the warrants;

•	the exercise price per share of the underlying securities on the date of the sale of the warrants;

•
the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

•
the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

If there are provisions in the warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the exercise per price share is fixed unless and until the market price falls below a stated price, at which point the exercise price per share drops to a lower price, please provide additional disclosure.

Response:  Please see the table below.

	Series A Warrants	Series B Warrants
Market Price per Share of Common Stock Underlying the Warrants on Date of Sale	$0	$0

Exercise Price per Share of Common Stock Underlying the Warrants on Date of Sale	$2.50	$3.00

Combined Total Market Price	$0	$0

Combined Total Exercise Price	$4,375,000	$5,250,000

Total Possible Discount	$(4,375,000)	$(5,250,000)

The exercise price of both the Series A Warrants and Series B Warrants are fixed and subject only to customary anti-dilution adjustments in the event of a stock dividend, stock split, subsequent equity sale, subsequent rights offering, pro rata distributions or fundamental transactions as described in the form of each warrant (which were filed with the Commission on September 11, 2008 as Exhibits 10.23 and 10.24, respectively, to the Company’s Current Report on Form 8-K) that we understand are consistent with those that do not raise the Staff’s concern when interpreting Rule 415 in connection with similar reverse merger/PIPE transactions.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

20.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in a relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Response: Please see the table below.

	Series A Convertible Preferred Stock	Series A Warrants	Series B Warrants	Options (1)
Market Price per Share of Common Stock Underlying the Securities on Date of Sale	$0	$0	$0	$3.30

Conversion/Exercise Price per Share of Common Stock Underlying the Securities on Date of Sale	$0	$2.50	$3.00	$3.00

Total Shares of Common Stock Underlying the Securities	3,500,000	1,750,000	1,750,000	1,600,000

Combined Total Market Price	$0	$0	$0	$5,280,000

Combined Total Exercise Price	$0	$4,375,000	$5,250,000	$4,800,000

Total Possible Discount	$0	$(4,375,000)	$(5,250,000)	$480,000

(1)
The 1,600,000 options were not issued by the Company, but, rather, from stockholders of the Company.  Such options are included in this table because the shares of common stock underlying the options are also being registered.

21.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the Financing transaction; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants and any other securities of the issuer that are held by the selling shareholders of any affiliates of the selling shareholders that is disclosed in response to comment 19 and comment 20 above.

Response:  Please see the table below.

Gross Proceeds Paid/Payable in Financing Transaction	Combined Total Possible Profit to be Realized as a Result of all Conversion Discounts Regarding the Shares of Common Stock Underlying the Securities to be Registered
$7,000,000	$480,000

(1)	The profit as a result of conversion discounts disclosed here refers to the Private Option which was not issued by the Company.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

22.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of share issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:  The table below references the following prior securities transactions between the Company and the selling security holders, their affiliates, or any person with whom the selling security holders have a contractual relationship regarding the transaction:

(1)	Share Exchange between the Company and shareholders of Premier Power California, including Genesis Capital Advisors, LLC.
(2)	Financing between the Company and Vision Opportunities Master Fund, Ltd.

	Date of Transaction	# of Shares of Common Stock Subject to the Transaction that were Outstanding Prior to the Transaction	# of Shares of Common Stock Subject to the Transaction that were Outstanding Prior to the Transaction and Held by Persons Other than the Selling Security Holders	# of Shares of Common Stock Subject to the Transaction that were Issued/Issuable in Connection with the Transaction	% of Total Issued and Outstanding Shares of Common Stock that were Issued/Issuable in the Transaction	Market Price per Share of Common Stock Subject to the Transaction Immediately Prior to the Transaction	Market Price per Share of Common Stock Subject to the Transaction, as of February 4, 2009
(1)	Sept. 9, 2008	1,800,000	47,000	24,218,750	1,345%	$0	$4.00

(2)	Sept. 9, 2008	26,018,750	23,860,152	7,000,000	28%	$0	$4.00

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

23.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure in comparing:

•	the number of shares outstanding prior to the Financing Transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Response:  Please see the table below.

# of Shares Outstanding Prior to the Financing Held by Persons Other than the Selling Security Holders	24,438,152
# of Shares Registered for Resale by the Selling Security Holders in Prior Registration Statements	0
# of Shares Registered for Resale by the Selling Security holders that Continue to be Held by the Selling Security Holders	0
# of Shares that have been Sold in Registered Resale Transactions by the Selling Security Holders	0
# of Shares Registered for Resale on Behalf of the Selling Security Holders in the Current Transaction	12,556,120 for Vision Opportunity Master Fund. Ltd.; 1,580,598 shares for Genesis Capital Advisors, LLC

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

24.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:  The relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company and the selling security holders, or any of their affiliates or person with whom they have a contractual relationship, have been presented in the prospectus, except for the following:

•
Under the terms of a Consulting Agreement between Genesis Capital Advisors, LLC and Premier Power California, dated November 13, 2007, the Company retained Genesis as a consultant to assist the Company with certain business opportunities.

•
Under the terms of an Engagement Agreement between GT Securities, Inc. and Genesis Capital Advisors, LLC with and on behalf of Premier Power California, dated November 13, 2007, Genesis engaged GT Securities, Inc. to assist Premier Power California in connection with a merger or financing transaction.

We have provided disclosures describing the relationships and arrangements described above in the Amended S-1 on pages 22 and 23.  Copies of all agreements between the Company and/or its subsidiaries and the selling security holders, or any of their affiliates or any person with whom they have a contractual relationship, including the Consulting Agreement and Engagement Agreement described above, have been included as exhibits to the registration statement.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Industry Overview, page 24

25.
Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make throughout this discussion regarding the industry.  Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief, such as your statement that “solar energy is one of the most direct and unlimited alternate energy sources.”  Please also provide support for your statements under “Government Approval and Regulation,” where you indicate that your products are “from industry recognized leaders.”

Response:  We have enclosed copies of independent supplemental materials and characterized certain statements in the “Industry Overview” section as the Company’s beliefs accordingly.  Specifically, we have enclosed copies of the following materials:

(i)	a report entitled “International Energy Outlook 2008” released in June 2008 by the Energy Information Administration (please see our markings on page 1 of 7);

(ii)	a report entitled “Summary Statistics for the United States” released in January 2009 by the Energy Information Administration (please see our markings on pages 1, 2, and 3 of 5);

(iii)
an article entitled “Review of Solutions to Global Warming, Air Pollution, and Energy Security” by Mark Z. Jacobson and published in “Energy & Environmental Science,” first published on the web in December 2008 (please see our markings on pages 4, 8, and 34 of 42); and

(iv)
a study entitled “Utility Solar Assessment (USA) Study: Reaching Ten Percent Solar by 2025” released in June 2008 by Clean Edge and Co-op America (please see our markings on pages 6-7, 25-28, 31, and 42-43 of the study).

We have also revised our disclosures under "Government Approval and Regulation" on page 28 of the Amended S-1.

Principal Products and Services, page 25

26.
Please revise this discussion to elaborate upon exactly how you earn revenues and from what portions of your business, either through the sales of products or providing services, and how you charge for the services you provide.  Clarify that you do not, if true, design or manufacture the solar energy system itself, so much as you design the manner in which it is installed.  Also, please explain who manufactures the racking and installation systems you engineer, if they are separate components of the solar energy system.

Response: The Company’s revenue is almost entirely driven by installation activities.  We also generate a very minimal amount of revenue from providing after-market services such as cleaning of solar energy systems, for which we charge either at the time of performing the after-market service or as part of the contract price for the installation of the solar energy system.  During the nine months ended September 30, 2008, only 0.06% of the Company’s revenue was generated by providing after-market services.  The Company does not design or manufacture the solar energy systems; rather, it designs the manner in which solar energy systems are installed.  95% of the racking and installation systems for the solar energy systems the Company installs are manufactured by its solar module suppliers, and the other 5% are manufactured by the Company.  We have made such disclosures on page 25 of the Amended S-1.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Customers, page 26

27.	Disclose how much, as a percentage, of your customer base is commercial as compared to residential in terms of amount of sales.

Response:  For the nine months ended September 30, 2008, 86% of the Company’s total sales was derived from sales to commercial customers, which includes industrial customers, and 14% from sales to residential customers.  For the fiscal year ended December 31, 2007, 59% of the Company’s total sales was derived from sales to commercial customers, which again includes industrial customers, and 41% from sales to residential customers.  We have made such disclosures on page 26 of the Amended S-1.

Quality Control, page 26

28.	Elaborate upon your “zero defect” quality assurance program and the “rigid standard of excellence” in which you require all of your installations to adhere.

Response:  We have made disclosures elaborating on the Company’s “zero defect” quality assurance program and its “rigid standard of excellence” on page 26 of the Amended S-1.

Competition, page 26

29.
We note that there appears to be an inconsistency in your description on page 26 with the level of completion you experience.  In the first sentence under the “Competition” subheading you state that there are “a very limited number of direct competitors active in the same markets” as Premier Power California, but you state later in the same paragraph that “Premier Power California faces direct competition in these markets from a number of smaller local installers.”  Please revise or advise why you do not believe these statements are inconsistent.

Response:  The Company is active in the North American and international markets and has a limited number of direct competitors that are also active in both of those same markets.  The U.S. solar energy design and integration markets, however, are highly fragmented, and the Company faces direct competition from a number of local installers within many U.S. cities.  We have revised this section accordingly on page 26 of the Amended S-1 to further clarify these statements.

30.
You state on page 27 that your ballast mount roof system and “other design techniques” give Premier Power Spain a competitive advantage in a growing segment of the Spanish market.  Please describe the “other design techniques” and discuss the analysis you conducted to determine that these systems and techniques give Premier Power Spain a competitive advantage.

Response:  We have made revisions accordingly on page 27 of the Amended S-1.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Intellectual Property Rights, page 27

31.
You state that you have applied for patent protection for your proprietary roof top mountings and that you “secured exclusive European resale rights for a patented roof mount system.”  Please revise your disclosure to describe the current status of the referenced patent applications.  Please also disclose the effect of securing the European resale rights for the patented roof mount system.  Refer to Item 101(h)(vii) of Regulation S-K.

Response:  The Company has not, yet, applied for patent protection for its proprietary roof top mountings, and the European resale rights for a patented roof mount system are currently in negotiation and have not, yet, been secured.  Thus, we have removed the disclosures to such intellectual property rights on page 27 of the Amended S-1.

Government Approval and Regulation, page 28

32.	Please elaborate upon the “Certain services” that you provide that are regulated and require licensing. Refer to Item 101(h)(viii) of Regulation S-K.

Response:  We have made disclosures accordingly on page 28 of the Amended S-1.

Management’s Discussion and Analysis, page 30

Results of Operations, page 32

33.
Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes.  For example, you indicate that the change in net sales from fiscal year 2006 to 2007 is due to increased demand for solar power systems, the completion of projects, and expanded sales and marketing efforts.  While this information is beneficial to the reader, you do not explain why demand increased for your products or a description of material projects completed.  A discussion of the relevant factors and trends that led to the changes in revenues and other statement of operations line items would be beneficial to the reader.  In particular, your MD&A should include descriptions and amounts of:

•	Matters that are expected to have a material impact on future operations but that have not had an impact in the past;

•	Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and;

•	Matters that have had a material impact on past operating results and involve prospective effects.

See SEC Release No. 33-8350.

Response:  We have revised the “Results of Operations” section on pages 32 to 34 of the Amended S-1 accordingly.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

34.
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item.  For example, with respect to the change in gross profit percentage from the interim period ending June 30, 2007 to 2008, please quantify the extent to which the change is attributable to the various contributing factors, such as the sale and installation of larger scale commercial solar systems, increases in module process, and increases in labor costs.  See Item 303(a) of Regulation S-K and SEC Release NO. 3308350.

Response: We have revised the “Results of Operations” section on pages 32 to 34 of the Amended S-1 accordingly.

35.
In the last paragraph on page 33 you state that your increase in net income was “mainly attributable to increased sales and cost efficiencies.”  Please revise your disclosure to describe the cause of cost efficiencies.

Response:  We have revised such paragraph on page 33 of the Amended S-1 accordingly.

36.
In the “Net Sales” paragraph on page 34 we note that you believe that your sales will continue to grow.  Please discuss your analysis in reaching this conclusion, and specifically address how you took into account the housing slump and tightened credit markets you reference on page 11 and the effects of conventional energy prices you reference on page 13.  Refer to Item 303(a)(3) of Regulation S-K.

Response:  The “Results of Operations” discussions for the quarter ended June 30, 2008 have been replaced in the Amended S-1 with a discussion for the quarter ended September 30, 2008.

37.
We note that you believe that your sales will continue to grow in part because of selling larger solar systems.  Please discuss how this comports with your statement in the next paragraph that larger scale commercial systems sell for a lower price than smaller systems, and this lower price was a reason for an increase in your cost of sales.

Response:  The Company believes that due to its successful bidding on large commercial contracts, the lower margins associated with the larger scale projects will result in cost of sales that are a larger percentage of the Company’s revenues than in the past.  The “Results of Operations” discussions for the quarter ended June 30, 2008, however, have been replaced in the Amended S-1 with a discussion for the quarter ended September 30, 2008.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Liquidity and Capital Resources, page 35

Material Impact of Known Events on Liquidity, page 35

38.
We note that you state there are no known events that you expect will have a material impact on your short-term or long-term liquidity.  Please discuss your analysis in reaching this conclusion, and specifically address how you accounted for the effects of the tightening credit markets you reference on page 11.

Response:  The Company believes it has enough diversity in the domestic and international markets and diversity in residential and commercial segments to minimize any risk of the tightening credit markets having a material impact on its liquidity.  Additionally, the Company continues to strengthen its balance sheet, and believes it will continue to receive favorable credit terms as needed.  We have made such disclosures on page 35 under the “Material Impact of Known Events on Liquidity” and “Capital Resources” sections of the Amended S-1.

Capital Resources, page 35

39.
Please discuss how the Line of Credit, which you discuss in more detail on the next page, is utilized in your business and whether it is utilized for working capital.  Disclose what your plans are, if any, to replace this line of credit considering it matures in February, 2009.

Response:  We have made disclosures on page 35 of the Amended S-1 accordingly.

Contractual Obligations and Off-Balance Sheet Arrangements, page 36

40.
We note that you disclose that at June 30, 2008, Premier Power California was in violation of a minimum net worth covenant with respect to its credit line with Guaranty Bank.  We also understand that you do not anticipate that Premiere Power California will be in violation of this covenant in the future.  Please revise to describe the course of action that you took to remedy this violation.

Response:  Guaranty Bank waived Premier Power California’s covenant violation at June 30, 2008 and at August 30, 2008 through September 30, 2008.  At September 30, 2008, Premier Power California was in compliance of the covenant, and it does not anticipate that it will be in violation of this covenant in the future.  We have made such disclosures on page 36 of the Amended S-1.

Management, page 37

41.
The notes to your financial statements include a disclosure on page F-14 that the Company’s common control group consists of three individuals, two of whom are married.  Please revise your management disclosure to describe this family relationship or explain why you do not believe such disclosure is required.  Refer to Item 401(d) of Regulation S-K.

Response:  We do not believe such disclosure is required as one of the individuals of the common control group, Sarilee Marks, who is the spouse of the Company’s Chief Executive Officer, Dean Marks, is not, herself, a director, executive officer or person nominated or chosen by the Company to become a director or executive officer. Please see our response to Staff Comment #57 for details on the common control group.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Business Experience Descriptions, page 38

42.
You indicate that Teresa Kelley worked at Intel Corporation prior to Vista Point Technologies and that she began her career at Intel in 1987.  Please revise your disclosure to also state the date upon which Ms. Kelley ceased working at Intel.  Refer to Item 401(e) of Regulation S-K.

Response:  Ms. Kelley ceased working at Intel in January 2007.  The paragraph describing Ms. Kelley’s business experience on page 38 of the Amended S-1 has been revised accordingly.

Executive Compensation, page 39

43.
We note that Ms. Kelley’s compensation is “based on her efforts in helping the Company” achieve certain goals, but there is no explanation of how Ms. Kelley’s efforts will be measured.  Please revise to provide more detail as to the material elements considered in Ms. Kelley’s compensation.  Refer to Item 402(o)(1) of Regulation S-K and Securities Act Release No. 33-8732A.

Response:  The goals set forth in Ms. Kelley’s employment agreement are closely monitored by the Company’s Chief Executive Officer and the Board of Directors, and her efforts will be measured by quarterly and annual performance evaluations by the Company’s Chief Executive Officer and Chief Operating Officer.  In addition to describing certain financial targets in the paragraph describing the terms of receiving her bonus, such paragraph of Ms. Kelley’s employment agreement also lists business acquisitions as a goal.  Ms. Kelley’s efforts at helping the Company acquire other businesses will be measured quarterly by the Board of Directors, which will review Ms. Kelley’s reports analyzing potential acquisitions.  We have made such disclosures on page 40 of the Amended S-1.

44.
We note your disclosure that Ms. Kelley was not appointed Chief Financial Officer until October 24, 2008, therefore her compensation is not provided in the Summary Compensation Table.  Please disclose who served as your principal financial officer prior to Ms. Kelley’s appointment and revise your compensation disclosure accordingly.  Refer to Item 402(m)(3) of Regulation S-K.

Response:  We have revised the Amended S-1 accordingly on pages 39 and 40.

45.
We note on page F-15 the notes to the financial statements indicate that the management employment agreements provide for varying levels of severance payments under certain conditions, including terminations without cause and a change in control.  We did not identify any disclosure regarding potential payments upon termination or change in control in your discussion of your employment agreements.  Please revise your disclosure to include a description of the severance payments.  Refer to Item 402(i)(2) of Regulation S-K.

Response:  We have revised the Amended S-1 accordingly on page 40.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

46.
On page 41 you disclose an employment agreement between Premier Power California and Bjorn Persson, but Mr. Persson’s compensation is not included in your summary compensation table.  Please discuss the analysis you conducted to determine that Mr. Persson is not a named executive officer subject to the disclosure requirements of Item 402 or Regulation S-K.

Response:  Mr. Persson is not a named executive officer of the Company because he does not serve in a policy-making role for the Company.  Thus, he is excluded from the summary compensation table on page 39 of the Amended S-1.

Security Ownership of Certain Beneficial Owners and Management, page 41

47.
We note that Vision Opportunity Master Fund is subject to a restriction on conversion or exercise of its warrants, options and preferred shares which limits Vision’s ability to convert or exercise to the extent that such conversion or exercise would cause the beneficial ownership of Vision, together with its affiliates, to exceed 9.99% of your outstanding Common Stock.  We further note that Vision may waive this limitation upon 61 days’ notice to the company.  Considering that 12,240,000 of the 14,136,718 shares of Common Stock being offered pursuant to this registration statement are attributable to Vision, please disclose as appropriate in your prospectus whether Vision has provided notice to waive the conversion limitation, whether Vision has expressed any plan to provide such notice or whether you are aware of any such plan.  Please also disclose, as appropriate, the potential effects and related risks of Vision having the right to acquire a controlling interest in the company.

Response:  The Company has not received from Vision any notice to waive the conversion limitation or any plan expressed by Vision to provide such notice, and the Company is not aware of any such plan.  We have made appropriate disclosures as to such throughout the Amended S-1.  We also included a risk factor on page 18 addressing Vision’s right to acquire a controlling interest in the Company.

Financial Statements, page F-1

General

48.
Please update the financial statements to the most recent interim period ended September 30, 2008.  Refer to Rule 8-08 of Regulation S-X.  Please make consistent revisions throughout your disclosure including that which appears under Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The financial statements of the Amended S-1 and the other financial disclosures throughout the Amended S-1 have been updated with information for the quarterly period ended September 30, 2008.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Combined Statements of Operations, page F-4

49.
We note your research and development discussion on page 27.  If material, please disclose on the face of the financial statements or in the footnotes the total research and development costs charged to expense in each period for which a statement of operations is presented.  See paragraph 13 of SFAS.

Response:  The Company believes that the total research and development cost charged to expense in each period for which a Statement of Operations is presented is $9,014 and $6,053 for the fiscal years ended December 31, 2007 and 2006, respectively, and $5,953 and $3,237 for the nine months ended September 30, 2008 and 2007, respectively, is immaterial.  Thus, we have not disclosed such costs on the face of the financial statements or in the footnotes of the Amended S-1 or Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Amended 10-Q”).

Combined Statements of Cash Flows, page F-6

50.	Please tell us the nature of the distributions presented as investing activity outflows and clarify why they should not be presented as financing activity outflows per paragraph 20 of SFAS 95.

Response:  The Company evaluated the nature of the distributions presented as investing activities in the Statement of Cash Flows for the years ended December 31, 2007 and 2006 and the six months ended June 30, 2008 and, in accordance with paragraph 20 of SFAS 95, has determined that they are more appropriately classified as financing cash flows.  As a result, such amounts are reclassified in the Statement of Cash Flows for the years ended December 31, 2007 and 2006 and for the nine months ended September 30, 2008 appearing in the Amended S-1 and in the Statement of Cash Flows for the nine months ended September 30, 2008 and 2007 in the Amended 10-Q.

51.
Please confirm that the “Effect of foreign currency” line item represents the effect of exchange rate changes on cash and cash equivalent balances held in foreign currencies.  See paragraph 25 of SFAS 95.

Response:  The “Effect of foreign currency” line item does represent the effect of exchange rate changes on cash and cash equivalent balances held in foreign currencies.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Notes to Combined Financial Statements, page F-7

Note 1. Organization and Significant Accounting Policies, page F-7

Property and Equipment, page F-8

52.
We note that your entire property and equipment balance has an estimated useful life of five years.  Please confirm that you regularly monitor the useful lives of your property and equipment and extend their useful lives in accordance with paragraph 19-21 of SFAS 154 when you determine an asset will remain in use beyond its useful life.

Response:  The Company does regularly monitor the useful lives of its property and equipment and extends their estimated useful lives when it makes the determination, in accordance with paragraphs 19-21 of SFAS 154, that an asset will remain in use beyond it useful life.

Revenue Recognition, page F-8

53.
We note that you primarily develop, market, sell, and maintain solar energy systems.  We further note your disclosures on page 26 regarding “value added” ancillary businesses, such as providing after-market systems management programs and customized project finance solutions to customers.  Please revise your filing to provide the revenue disclosures by product and service group required by page 37 of SFAS 131.

Response:  The Company’s revenues from its “value-added” services, which includes after-market systems management programs and customized project finance solutions, are insignificant.  Such revenues were approximately $8,843 and $3,357 for the years ended December 31, 2007 and 2006, respectively, and $15,790 and $6,788 for the nine months ended September 30, 2008 and 2007, respectively.  As a result, the Company respectfully believes that the disclosures required by paragraph 37 of SFAS 131 are not necessary or beneficial to a reader of its prospectus.  Should revenues from the Company’s “value-added” services become significant in the future, it is prepared to make appropriate disclosures.  We have made revisions on page 26 of the Amended S-1 to better emphasize the prospective nature of revenues from these activities.

Income Taxes, page F-10

54.	Provide a note that includes all of the income tax disclosures required by paragraphs 43-49 of SFAS 109.

Response:  We have added a footnote on page F-10 to include all of the tax disclosures required by paragraphs 43-49 of SFAS 109.

55.
Since Premier Power California and Bright Future previously operated as an S Corporation and a Limited Liability Company, respectively, and were not subject to federal income tax, please revise the face of the historical combined financial statements to provide pro forma tax and earnings per share data.  The pro forma data should show the estimated effect of income taxes on net income and earnings per share for periods prior to becoming a taxable corporation.

Response: We have included such disclosures on pages F-7 and F-10.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

56.
Please revise your financial statements to reclassify the undistributed earnings of the S Corporation and the Limited Liability Company for periods prior to becoming taxable corporations to additional paid-in-capital.  This presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation.  Refer to SAB Topic 4B.

Response:  The financial statements of the Amended S-1 and Amended 10-Q have been revised accordingly.

Note 8. Equity and Minority Interest, page F-14

57.
Please tell us how Premier Power California, Bright Future and Premier Power Spain were commonly controlled prior to the September 1, 2008 Reorganization of these entities.  Please provide specific details about the ownership of each of these entities before the Reorganization effected on September 1, 2008.  Please explain why Dean Marks, Sarilee Marks and Miguel de Anquin are considered a “control group” for purposes of combination of these entities as entities under common control and for presentation of combined financial statements.  Please refer to EITF 02-5.

Response:  Following the formation of Bright Future, Bright Future’s equity interests were held by Sarilee Marks (33%), Dean  Marks (34%), and Miguel de Anquin (33%).  On August 29, 2008, Sarilee Marks transferred her 33% interest to Dean Marks.  Thus, immediately prior to the reorganization, Bright Future was owned by Dean Marks (67%) and Miguel de Anquin (33%).

Following the formation of Premier Power Spain, Premier Power Spain was owned by Dean Marks (26%), Miguel de Anquin (25%), Bjorn Persson (24.5%), and Jesus Manuel Larrainza (24.5%).  After a series of transfers, on February 5, 2008, Premier Power Spain was owned by Dean Marks (26%), Miguel de Anquin (25%), Bjorn Persson (34%), and Juan Ostiz (15%), which was the ownership structure until the reorganization.

Following the formation of Premier Power California, Premier Power California was owned by Dean Marks (70%), Kevin Yttrup (15%), and John Stewart (15%).  After a series of transfers, on December 7, 2007, Premier Power California was owned by Dean Marks (85%) and Miguel de Anquin (15%).  After another transfer, on July 11, 2008, Premier Power California was owned by Dean Marks (67%) and Miguel de Anquin (33%).

As part of the reorganization, Mr. Marks and Mr. de Anquin exchanged 100% of each of their interests in Bright Future and Premier Power Spain for additional shares of common stock of Premier Power California, and Mr. Persson and Mr. Ostiz exchanged 100% of each of their interests in Premier Power Spain for shares of common stock of Premier Power California.

Immediately after the reorganization, Premier Power California was owned by Dean Marks (54.1%), Miguel de Anquin (30.7%), Bjorn Persson (12.6%), and Juan Ostiz (2.6%).

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

The Company believes that Dean Marks, Sarilee Marks, and Miguel de Anquin are considered a “control group” for purposes of combination of these entities in accordance with EITF 02-5 because of their collective ownership level and voting rights, resulting from the following (i) the spousal relationship between Dean Marks and Sarilee Marks and (ii) oral voting agreements between Dean Marks, Sarilee Marks, and Miguel de Anquin with regards to their interest in such entities, which oral agreements were later evidenced in writing.

A summary of the three above-referenced voting agreements is as follows:

Bright Future:  This voting agreement was entered into on January 21, 2009 to evidence an oral agreement between the parties during the period December 13, 2006 to September 1, 2008.  The parties agreed to vote their interests in Bright Future in concert with regards to matters requiring their vote.  If the parties could not agree to vote in concert as to a particular matter, then Mr. Marks had the power to vote the collective shares.

Premier Power Spain:  This voting agreement was entered into on June 16, 2008 to evidence an oral agreement between the parties during the period July 20, 2006 to September 1, 2008. The parties agreed to vote their interests in Premier Power Spain in concert with regards to matters requiring their vote.  If the parties could not agree to vote in concert as to a particular matter, then Mr. Marks had the power to vote the collective shares. The voting agreement is dated July 20, 2006, but the terms of the voting agreement were not memorialized in writing by execution by the parties until June 16, 2008. The execution of the written agreement to evidence the parties’ oral agreement was done in contemplation of a potential reverse merger of Premier Power California.

Premier Power California:  This voting agreement was entered into on January 21, 2009 to evidence an oral agreement between the parties during the period January 1, 2006 to September 8, 2008.  The parties agreed to vote their interests in Premier Power California in concert with regards to matters requiring their vote.  If the parties could not agree to vote in concert as to a particular matter, then Mr. Marks had the power to vote the collective shares.

A copy of the voting agreements between Mr. Marks and Mr. de Anquin in connection with their interests in Premier Power Spain and Premier Power California are attached as exhibits to the Amended S-1.  A copy of the voting agreement between Mr. Marks, Mr. de Anquin, and Mrs. Marks in connection with their interests in Bright Future is also attached as an exhibit to the Amended S-1.

The Company believes that its determination of the common control group is consistent with GAAP and that the financial statements, as presented, best reflect the form and substance of the control of the entities as it previously existed.  Further, the Company believes that, concurrent with the reverse merger, the issue of minority interest has been rendered moot prospectively and that making changes in the presentation of the historical financial statements would not result in meaningful information to the reader.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

58.
Please provide a note that explains the amount reflected as due from shareholders, either here or in Note 9.  Related Party Transaction.  Please also tell us your basis in GAAP for classifying the due from shareholders line item as an asset as opposed to as a reduction of equity.  Regardless of classification, please disclose the nature and repayment terms of the receivables and whether the receivables are collateralized and interest-bearing.  Please reference, by analogy, SAB Topic 4-G.

Response:  The amount reflected as “Due from shareholders” relates to distributions made to an officer and shareholder of the Company prior to the reverse merger.  Such distributions were made in accordance with the operating agreement of Premier Power California relating to distributions made to shareholders to offset their estimated tax liability associated with the pass through nature of the entity.  The balance of $23,458 represents distributions in excess of the actual tax liability of the shareholder.   In June 2008, such amounts were repaid to the Company.  As the distribution and repayment were made for business purposes and as the balance was repaid and is insignificant, we do not believe that reclassification as a component of equity is appropriate or meaningful to the reader.  The receivables are not collateralized nor are they interest-bearing.

We have added such disclosures to the footnote for “Related Party Transaction,” which is Note 11 to the financial statements of the Amended S-1 and Amended 10-Q.

Recent Sales of Unregistered Securities, page II-3

59.
We did not identify any disclosure regarding how Genesis Capital Advisors LLC acquired the securities that are subject to your registration statement.  Please discuss, with a view to disclosure, how Genesis acquired the shares of Common Stock it beneficially owns.

Response: On September 4, 2008, Dean Marks and Miguel de Anquin transferred a portion of their holdings in Premier Power California constituting approximately 4% and 3%, respectively, of Premier Power California’s capital stock to Genesis Capital Advisors, LLC in a private transaction. Thus, Genesis was a stockholder of Premier Power California and a party to the share exchange agreement that was entered into on September 9, 2008, pursuant to which Genesis’ shares of common stock in Premier Power California were exchanged for 1,580,098 shares of the Company’s common stock.

Undertakings, page II-4

60.
We note that subparagraphs (a)(1)(ii) and (iii) exclude language as set forth in Item 512 of Regulation S-K.  We also note that you have included language that only applies to registrants relying on Rule 430B, and it is our understanding that you are relying on Rule 430C.  Please revise your undertakings to conform with the appropriate elements of Item 512 of Regulation S-K.

Response:  The “Undertakings” section has been revised accordingly on page II-4 of the Amended S-1.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2008

General

61.	The comments on the Form S-1 should be applied to the Form 10-Q to the extent applicable.

Response: We have amended the Form 10-Q accordingly.

Condensed Consolidated Balance Sheets, page F-1

62.	Please present the aggregate amount of goodwill as a separate line item on your balance sheet as required by paragraph 43 of SFAS 142.

Response:  The Company’s condensed consolidated balance sheet as of September 30, 2008 has been amended accordingly.

Condensed Consolidated Statements of Operations, page F-2

63.
Please provide a note to the financial statements that explains the minority interest reflected in the statements of operations, including the entity to which the minority interest relates and the date that the minority interest is no longer recorded due to its acquisition.  Please also clarify how you calculated minority interest expense for the nine month period ended September 30, 2008 and why that amount represents over 90% of pre-minority interest net income.

Response:  A note explaining the minority interest and the entity to which it relates has been added to the financial statements of the Amended 10-Q on page F-7.

64.
Since we note that you issued convertible preferred shares and warrants, please clarify why there is no difference between the weighted average shares outstanding used in your basic and diluted EPS calculations.  In doing so, please provide us with further information regarding how you calculated weighted average shares outstanding.  For purposes of computing EPS, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by the shell company to the operating entity.  For the period from the date of the recapitalization to the end of the fiscal year, the number of shares to be used in the calculation of EPS should be the actual number of shares of the combined entity outstanding in that period.  The weighted average number o shares to be used in computing EPS would be calculated on the basis of the number of shares issued by the shell company to the operating entity in the recapitalization.  The EPS calculations should be further adjusted, however, for the effect of a change in the number of issued shares of the operating entity during the year in which the recapitalization occurred or in the earlier years for which comparative figures are presented.

Please also provide a footnote to the financial statements that includes the disclosures required by paragraphs 40-41 of SFAS 128.

Response:  We have revised the calculation of basic earnings per share to remove the effect of the convertible preferred shares.  The weighted average shares outstanding for both basic and diluted earnings per share do not give effect to the outstanding warrants as their exercise prices exceeded the estimated average market price of the Company’s common stock for all periods presented.  We confirm that in calculating EPS we gave effect to the number of shares issued by the shell company to the operating entity, as adjusted for changes in the number of shares or their equity equivalents issued by the operating entity in the presented periods.  We have also included a footnote on “Earnings Per Share” to the financial statements of the Amended 10-Q and Amended S-1.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Condensed Consolidated Statements of Shareholders’ Equity, page F-3

65.
We note your disclosure on page F-5 that the outstanding shares and members’ equity in the historical financial statements have been restated to give effect to your reverse merger, which was treated for accounting purposes as a recapitalization.  Please tell us how you determined the 19,578,853 shares outstanding as of December 31, 2007 and the 3,380,598 shares presented in the “Shares issued in connection with reverse acquisition” line item.  It appears the most appropriate way to reflect this transaction is to retroactively restate the equity of the accounting acquirer prior to the merger date in a manner similar to the stock split, such that the number of shares outstanding immediately prior to the merger equals the 24,218,750 shares received by the accounting acquirer in the merger.  Accordingly, it appears that the 1,800,000 shares of common stock held by the accounting target immediately prior to the merger should be reflected in the “Shares issued in connection with reverse acquisition” line item.  Please revise or advise.

Response:  The financial statements reflect the Company's position that the 3,059,299 shares of common stock issued for minority interest should not be reflected prior to its issuance in September 2008. We have revised the financial statements to reflect the 1,800,000 shares of common stock held by the accounting target immediately prior to the merger as shares issued in connection with the reverse merger.

Balance of Shares

Balance of shares at 9/30/08	26,018,750
Less:
Shares issued for minority interest	(3,059,299)
Shares issued for reverse merger	(1,800,000)

Balance of shares at 12/31/07	21,159,451
Less:
Shares issued during 2007	0

Balance of Shares at 12/31/06	21,159,451
Less:
Shares issued for formation of Spain	(3,184,168)

Balance of shares at 12/31/05	17,975,283

Calculation of Shares issued upon formation of Spain:

Shares issued to acquire 49% interest	3,059,299
Deemed shares for 100% interest	6,243,467

Difference – deemed outstanding at formation	3,184,168

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Note 1. Organization and Nature of Business, page F-5

66.
We note that you acquired the minority interest of Premier Power Spain on August 27, 2008.  Please tell us how you accounted for the difference between the fair value and the underlying book value of the assets and liabilities of the minority interest acquired.  Please confirm that since you acquired 49% of Premier Power Spain, only 49% of the fair value adjustments from book value were recorded as of the acquisition date.

Response: The difference between the fair value and the underlying book value of the assets and liabilities of the 49% minority interest acquired, including specifically identified intangible assets, was recorded as goodwill.  Only 49% of the fair value adjustments from book value was recorded as of the acquisition date.

67.
We note your disclosure that pro forma operating results, assuming the minority was acquired as of January 1, 2008 and 2007 have not been provided as such amounts are not materially different from the information provided in your historical basis.  Since you recorded $1.1 million of amortizable intangible assets related to the acquisition and it appears that you recorded fair value adjustments to the tangible assets acquired and liabilities assumed, please clarify why you believe pro forma operating results would not be materially different from historical results.  Please revise to provide pro forma operating results, assuming the minority interest was acquired as of January 1, 2007 for all periods.

Response:  We have provided pro forma operating results as if the minority interest were acquired as of January 1, 2007 for all periods presented in the Amended 10-Q.

Income Taxes, page F-7

68.
We note your disclosure that in conjunction with the acquisition of the minority interest in Premier Spain, you recorded a deferred tax liability of $333,000 resulting in an offsetting increase in goodwill.  If this increase in the deferred tax liability relates to the acquisition of the minority interest, it appears you should revise the purchase price allocation presented on page F-5 to reflect the deferred tax liability assumed and the resulting increase in goodwill.  Please revise or advise.

Response:  We have revised the purchase price allocation presented on page F-5 of the Amended 10-Q to reflect the deferred tax liability assumed and the resulting increase in goodwill.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Item 4. Controls and Procedures, page 7

69.
You state that your management including your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act with the time period required.  Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response: We have provided such disclosures accordingly on page 7 of the Amended 10-Q.

70.
We note your disclosure that for the year ended December 31, 2007 your independent auditors identified a material weakness and certain significant deficiencies in your internal over financial reporting.  You also state that you have implemented and continue to implement additional processes to remediate the material weakness and the significant deficiencies in your internal control over financial reporting.  Please disclose the nature of the material weakness and the significant deficiencies in your internal control over financial reporting.  Also disclose whether the material weakness and the significant deficiencies have been corrected and the steps the company has taken to fix the material weakness and the significant deficiencies.  Please disclose the steps you continue to take to fix the material weakness and the significant deficiencies.

Response:  We have revised Item 4 of the Amended 10-Q accordingly.

71.
We note your disclosure that there were no changes in your internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.  Please tell us if, on reconsideration, you will revise this disclosure because of steps you continue to take to remediate the material weakness and the significant deficiencies you disclose in Item 4. Controls and Procedures.

Response:  During the quarter ended September 30, 2008, the Company made changes in its internal control over financial reporting in connection with remediation of certain of the material weaknesses that the auditors identified.  We have made appropriate revisions on page 7 of the Amended 10-Q.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
February 5, 2009

Form 10-K for Fiscal Year Ended December 31, 2007

72.
We note your indication on the facing page that you have securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.  Please advise us as to how you have registered these shares considering we note no such registration statement on file with us, such as on Form 10 or Form 8-A.

Response:  The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 was prepared and filed with the Commission on April 7, 2007, which is prior to the Company’s reverse merger that closed on September 9, 2008 that resulted in a change of control of the Company.  The face page of such Form 10-K, which periodic report was prepared by the Company’s pre-reverse merger management, inadvertently indicated in error that the Company’s common stock, par value $0.0001 per share, is registered pursuant to Section 12(g) of the Exchange Act.  We understand that in order for an issuer to be eligible to have its equity securities quoted on the Over-the-Counter Bulletin Board (“OTCBB”) , the issuer must be required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  To comply with such requirement, we intend to file a Registration Statement on Form 8-A registering the Company’s common stock as soon as possible after the Company’s Registration Statement on Form S-1 (File No. 333-155241) is declared effective by the Commission.

*          *          *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely, RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:	Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP
Dean Marks, Premier Power Renewable Energy, Inc.